UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38190

CUSIP NUMBER 30066P102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Panacea Life Sciences Holdings, Inc.

Full Name of Registrant

5910 South University Blvd,

C18-193

Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On June 30, 2021, Panacea Life Sciences Holdings, Inc. formerly known as Exactus, Inc. (the “Company”) acquired Panacea Life Sciences, Inc. (“Panacea”). Because the acquisition is treated as a reverse merger for accounting purposes. Since the Company does not have a separate Chief Financial Officer employed by it and uses an outside consultant to assist in the preparation of its financial statements, the Company has been delayed in finalizing its Quarterly Report on Form 10-Q.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues of approximately $1.9 million for the nine months ending September 30, 2021 with a net loss of approximately $2.8 million, compared to revenues of approximately $8.5 million and a net loss of approximately $5.4 million for the nine months ended September 30, 2020. The difference in the revenues is due to decreased PPE (Personal protection equipment related to COVID-19) sales and continued COVID-19 impacts which are hurting the CBD industry as a whole.

The Company expects to report revenues of approximately $0.87 million with a net loss of approximately $3.2 million for the three months ending September 30, 2021 compared to revenues of approximately $1.4 million and a net loss of approximately $3.9 million respectively for the three months ended September 30, 2020.

The expected results of operation set forth above are subject to change and the auditor’s review.

Panacea Life Sciences Holdings, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Leslie Buttorff
Leslie Buttorff
	Title:	Chief Executive Officer